FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 7, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Naçoes Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON OCTOBER 01, 2020

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 01, 2020

1.           Date, Time and Place: Meeting held on October 01, 2020, at 09:00 a.m., by videoconference.

2.           Summons and Presence: Summons duly held pursuant to Article 21 of the Bylaws of BRF S.A. (“Company”), considering the presence of the majority of the members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”) and Mrs. Flavia Maria Bittencourt (“Mrs. Flavia Bittencourt”).

3.           Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mrs. Cristiana Rebelo Wiener.

4.           Agenda: (i) Resignation of the Strategy, Managing and Innovation Vice-President.

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken:

5.1.      Resignation of the Strategy, Managing and Innovation Vice-President. Mr. Rubens Fernandes Pereira presented, on the present date, its resignation to the position of Company’s Strategy, Managing and Innovation Vice-President Officer. The members of the Board of Directors present at the meeting became aware of such resignation and clarified that the organizational structures managed by Mr. Pereira within the scope of Strategy, Management & Innovation will be distributed to the other members of the Executive Committee of the Company.

As a result of the abovementioned resignation, the Company’s Board of Officers is now composed by the following members: (i) Lorival Nogueira Luz Junior, Global Chief Executive Officer; (ii) Carlos Alberto Bezerra de Moura, Chief Financial and Investor Relations Officer; (iii) Vinícius Guimarães Barbosa, Statutory Executive Officer with specific designation for the function of Vice-President of Operations and Procurement; (iv) Sidney Rogério Manzaro, Statutory Executive Officer with specific designation for the function of Vice-President of Commercial Brazil Market; (v) Alessandro Rosa Bonorino, Statutory Executive Officer with specific designation

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on October 01, 2020.

for the function of Vice-President of Human Resources and Shared Services; (vi) Neil Hamilton dos Guimarães Peixoto Junior, Statutory Executive Officer with specific designation for the function of Vice-President of Quality, R&D and Sustainability; and (vii) Leonardo Campo Dallorto, Statutory Executive Officer with specific designation for the function of Vice-President of Sales & Operations Planning and Supply Chain, all of them with a term of office until April 30, 2022, in order to coincide with the election of the Board of Directors, and term of office is extended until the investiture of their substitutes, pursuant to Article 150, §4º of Law No. 6,404/76

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book No. 8, pages 12 to 14, of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, October 01, 2020.

_______________________________

Cristiana Rebelo Wiener

Secretary

Extract of the Minutes of the Ordinary Meeting of the Board of Directors held on October 01, 2020.